SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February, 2008
EKSPORTFINANS ASA
(Translation of registrant’s name into English)
Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40 F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 15, 2008	EKSPORTFINANS ASA

	By:	/s/ GISELE MARCHAND

Name: Gisele Marchand
Title: President and Chief Executive Officer

Exhibit Index is on page 3

EXHIBIT INDEX
     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.

1.	Press release dated February 15, 2008.	4
This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-124095, Registration Statement No. 333-137771, and Registration Statement No.333-140456.

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PRESS RELEASE
February 15, 2008
Eksportfinans 2007:
STRONG GROWTH IN LENDING
Eksportfinans experienced growth in demand and disbursements of new export related loans as well as loans to the public sector in Norway in 2007. Total lending from the Group reached NOK 124.7 billion at December 31, 2007, compared to NOK 99.1 billion at year-end in 2006.
The Group’s total lending as of December 31, 2007 was distributed with NOK 56.4 billion in export related loans and NOK 68.3 billion to the public sector in Norway through Eksportfinans’ subsidiary Kommunekreditt Norge AS.
Export lending
New export related lending reached NOK 22.8 billion at December 31, 2007, and is particularly related to projects within shipping, oil and gas. Total growth in export related lending was NOK 14.4 billion in 2007, which is an increase of 34.4 percent compared to 2006.
Local government lending
Kommunekreditt disbursed NOK 16.4 billion in new loans in 2007, corresponding to NOK 12.3 billion at year-end in 2006. Total growth in loans to the public sector amounted to NOK 11.2 billion in 2007. This equals an increase of 19.6 percent since year-end 2006.
Funding
In 2007, Eksportfinans borrowed a total of NOK 80.7 billion through 889 individual funding transactions, compared with NOK 56.5 billion and 669 trades in 2006.
Results
The turmoil in the international capital markets throughout the third and fourth quarter of 2007 has been challenging to Eksportfinans and led to unrealized losses in Eksportfinans’ liquidity portfolio.
The portfolio consists of highly rated bonds with strong creditworthiness. The losses in the liquidity portfolio are likely to be reversed gradually, based on the bonds’ maturity. However, the unrealized losses do affect Eksportfinans’ results for 2007. Eksportfinans is not exposed to mortgage loans or sub-prime loans in the United States.
Due to the situation in the international capital markets, the Group experienced a loss of NOK 149 million for the year 2007 compared to a profit of NOK 159 million in 2006. Profit excluding unrealized gains and losses on financial instruments amounted to NOK 294 million in 2007, compared to NOK 243 million in 2006.
In December 2007, Eksportfinans announced an issuance of NOK 1.2 billion in new share capital from existing owners. To this date, 85 percent of the shareholders have signed a guarantee agreement for the issuance, for the 15 percent ownership share held by The Norwegian State, the Government has presented a Bill before the Norwegian Parliament with a recommendation that the Government participates with its relative share of the emission. The unrealized losses in the liquidity portfolio in the second half year of 2007 coupled with the large growth in export related loans served as the background for the issuance. The increase in capital is expected to be paid in the first quarter of 2008.
Statements from the Board of Directors

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The Board of Directors is satisfied with the Group’s strong underlying results from the core business areas in 2007. Chair person Erik Borgen says:
“The results for the fourth quarter are unfortunately influenced by the unrealized losses in the Group’s liquidity portfolio. In addition to the increase in equity through the issuance, the Board is determined to strengthen the Group’s position regarding liquidity, results, and capital adequacy ratio going forward. The actions are founded in the goals of maintaining strong credit ratings and a core capital adequacy ratio of approximately 8 percent in the time to come. The Board is also looking into different ways of stopping potential unrealized losses in the future. There will be no further investments in bonds that are exposed to credit spread risk for the time being. The Group has a constructive and proactive dialogue with its owners regarding the Group’s situation.”

Key Figures	2007	2006
New export lending	NOK 22.8 billion	NOK 23.6 billion
New loans to Norwegian public sector	NOK 16.4 billion	NOK 12.3 billion
New funding	NOK 80.7 billion	NOK 56.5 billion
Total assets	NOK 218.7 billion	NOK 172.4 billion
Capital adequacy	9.6%	12.2%
Profit for the year excluding unrealized gains/ (losses) on financial instruments	NOK 294 million	NOK 243 million
Profit/(loss) for the year	(NOK 149 million )	NOK 159 million
Loan losses	0	0
The complete fourth quarter report is published on www.eksportfinans.no
For more information, please contact:
President and CEO Gisele Marchand, ph +47 41 51 74 89, e-mail gma@eksportfinans.no
Head of Communications Elise Lindbæk, ph +47 90 51 82 50, e-mail el@eksportfinans.no

     Eksportfinans is the Norwegian institute for the financing of exports – the banks’ and the Norwegian state’s joint institution for developing and offering competitive, long-term financing services to the export and municipal sectors. For more information about Eksportfinans, www.eksportfinans.no

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